

Thomas Zorich · 3rd

Financial advisory, investing, trading.

New York City Metropolitan Area · Contact info

379 connections

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Experience

Founder and Managing Director

Sawtooth Capital LLC

Sep 2009 – Present · 12 yrs

Greater New York area

Registered Investment Advisor. General Partner for Sawtooth Futures Fund I LP. Financial advisory services to SMBs, equity investing, futures trading.

Value focused, rigorously researched...

Investor, Advisor

Syscend, Inc. (Guardian Bikes)

Sep 2016 – Present · 5 yrs

Austin, Texas Metropolitan Area

Financial Advisor & early-stage investor for Guardian Bikes, a privately held bicycle and bike component manufacturer.

Guardian has developed Sure Stop, the proprietary single

World's Safest Childrens Bikes -

Chief Financial Officer

Knowledge as a Service, Inc · Full-time
Oct 2019 – Jun 2021 · 1 yr 9 mos
San Francisco Bay Area

Founding CFO of KaaS, an enterprise software company that has commercialized a cloud-based, gamified micro-learning solution. The Company's software facilitates engagement and delivers significantly improved retention for users via its

Chief Financial Officer

Civil Solutions Incorporated
Oct 2013 – Feb 2018 · 4 yrs 5 mos
New York, Texas, Florida, California

CSI was a nationwide provider of infrastructure and civil construction services to the wireless industry. Customers included Ericsson, T-Mobile, Black & Veatch, and Mobilitie, among others. Acquired by a publically traded shell corp. in

Partner

Scura Partners
Jan 2012 – Oct 2013 · 1 yr 10 mos
New York, NY

Mergers & Acquisitions advisory, capital raising, strategic advisory. Primarily technology enabled business models.

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Education

California State Polytechnic University-Pomona

B.S.M.E., Mechanical Engineering
1980 – 1985
Activities and Societies: Intercollegiate Basketball; A.S.M.E.; S.P.E.

Minor - Electrical Engineering, Ocean Engineering (emphasis Petroleum Engineering); Dean's List distinction; Society of

Petroleum Engineer's Scholarship winner for academic excellence

Licenses & certifications

Series 7, 63, 24, 79, 65
FINRA

Volunteer experience

Basketball Coach
Mahwah Recreation League, Mahwah NJ
Nov 2004 – Mar 2007 • 2 yrs 5 mos
Children

Biddy ball through 8th grade boys basketball coach

Assistant Coach
Ramsey High School, Ramsey NJ
Oct 1998 – Mar 2001 • 2 yrs 6 mos
Children

Boys varsity basketball assistant coach.

Skills & endorsements

Mergers & Acquisitions · 36


Endorsed by **Michael Rosenblatt and 4 others who are highly skilled at this**

Capital Markets · 28

Matthew Fowler and 27 connections have given endorsements for this skill

Equities · 18

Matthew Fowler and 17 connections have given endorsements for this skill

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